NOTICE OF ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS AND

MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON May 5, 2009

March 27, 2009

ATNA RESOURCES LTD.
NOTICE OF ANNUAL AND SPECIAL MEETING

to be held May 5, 2009

TO THE SHAREHOLDERS:

The Annual and Special Meeting of the shareholders of Atna Resources Ltd. (the “Company”) will be held at the Terminal City Club, 835 West Hastings Street, Vancouver, British Columbia, on Tuesday, May 5, 2009 at 10:00 a.m. (Vancouver time) for the following purposes:

•	To consider and receive financial statements for the year ended December 31, 2008, together with the Auditor’s Report thereon.

•	To appoint an Auditor for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditor.

•	To elect Directors for the ensuing year.

•
To consider, and if thought fit, pass, with or without amendment, a resolution approving an amendment to the stock option plan of the Company to amend the definition of market price, to provide that options may be priced in Canadian dollars or U.S. dollars and to make other minor tactical amendments and minor language changes. These proposed changes are necessary to enable grants to U.S. Participants to qualify as “incentive stock options” pursuant to Section 422 of the Code and will help to conform the accounting treatment for options between Canada and U.S.

•	To transact such other business as may properly come before the Meeting.

The resolutions to be considered as described above are set out in the Information Circular accompanying this Notice. See “Amendment of Stock Option Plan”.

The Directors have fixed the close of business Friday, March 13, 2009 as the record date for determining shareholders who are entitled to vote at the Meeting.

Accompanying this Notice of Meeting are: (i) the financial statements for the year ended December 31, 2008, together with the Auditor’s Report thereon; (ii) the Information Circular; (iii) a form of proxy; and (iv) a request form for use by shareholders who wish to receive the Company’s interim financial statements.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the Company’s legal counsel’s offices at 3000 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 3R3, during normal business hours up to May 5, 2009, being the date of the Meeting, as well as at the Meeting.

If you are a registered shareholder and are unable to attend the Meeting in person, please deposit a completed form of proxy at the offices of Computershare Trust Company of Canada, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9 (Attn: Proxy Department), not later than 10:00 a.m. (Vancouver time) on Friday, May 1, 2009, or if the Meeting is adjourned, not later than 48 hours (excluding Saturdays and holidays) before the time for holding the adjourned meeting.

If you are a non-registered shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other intermediary.  If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

Dated at Golden, Colorado, this 27th day of March, 2009.

By order of the Board

(signed) “David P. Suleski”

David P. Suleski
Corporate Secretary

2

INFORMATION CIRCULAR

March 27, 2009

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Atna Resources Ltd. (the “Company”) for use at the Annual and Special Meeting (the “Meeting”) of the shareholders of the Company to be held on Tuesday, May 5, 2009 and any adjournment thereof, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily carried out by mail, proxies may also be solicited personally or by telephone by regular employees or contractors of the Company. All costs of solicitation will be borne by the Company.

VOTING BY PROXIES

The form of proxy accompanying this Information Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting. As at the date of this Information Circular, management is not aware of any such amendments or variations, or of other matters to be presented for action at the Meeting.

If the instructions in a proxy given to management are certain, the common shares represented by proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any poll as specified in the proxy with respect to the matter to be acted on. If a choice is not so specified with respect to any such matter, the common shares represented by a proxy given to management are intended to be voted in favour of the resolutions referred to in the form of proxy accompanying this Information Circular and for the election of the nominee of management for Director and for the appointment of the Auditors. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy and striking out the names now designated.

A proxy will not be valid for use at the Meeting unless the completed form of proxy is deposited at the offices of Computershare Trust Company of Canada, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9 (Attn: Proxy Department), not later than 10:00 a.m. (Vancouver time) on Friday, May 1, 2009, or if the Meeting is adjourned, not later than 48 hours (excluding Saturdays and holidays) before the time for holding the adjourned meeting. The chairman of the Meeting has the discretion to accept proxies that are deposited after that time.

REVOCABILITY OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the Company’s legal counsel’s offices at 3000 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 3R3, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF SHARES BENEFICIALLY OWNED BY UNREGISTERED SHAREHOLDERS

The information set out in this section is important to many shareholders as a substantial number of shareholders do not hold their common shares in their own name.

This Information Circular and the accompanying materials are being sent to registered shareholders and unregistered shareholders, that is shareholders who hold common shares through a broker, agent, nominee or other intermediary (collectively, called “Beneficial Shareholders”). Beneficial Shareholders should note that only proxies deposited by shareholders whose names appear on the share register of the Company will be recognized and acted upon at the Meeting. If common shares are shown on an account statement that a broker or other intermediary provides to a Beneficial Shareholder, then in almost all cases the name of the Beneficial Shareholder will not appear on the share register of the Company.  Such common shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such common shares will be registered in the name of “CDS & Co.”, the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms. In the US, the vast majority of such common shares will be registered in the name of Cede & Co., which is the nominee name for The Depository Trust Company, a large clearing house that holds shares in its name for banks, brokers and institutions in order to expedite the sale and transfer of stock. In turn, where a broker, agent, nominee or other intermediary holds shares on behalf of the Beneficial Shareholder, the broker, agent, nominee or other intermediary may vote those shares only in accordance with instructions provided by the Beneficial Shareholder.

Accordingly, each Beneficial Shareholder should

(a)	carefully review the voting procedures that the shareholder’s broker, agent, nominee or other intermediary has furnished with this Information Circular; and

(b)	provide instructions as to the voting of the shareholder’s common shares in accordance with those procedures.

Securities regulatory policies require brokers and other intermediaries to seek voting instructions from Beneficial Shareholders before a meeting of shareholders. Each broker or intermediary has established its own mailing procedures and provides its own return instructions to its clients which should be carefully followed by a Beneficial Shareholder to ensure that his or her common shares are voted at the Meeting.  The purpose of the form of proxy or voting instruction form (“VIF”) that a broker or other intermediary provides to Beneficial Shareholders is limited to instructing the registered holder of the relevant common shares on how to vote such shares on behalf of the Beneficial Shareholder.

The majority of brokers now delegate the responsibility for obtaining voting instructions from clients to ADP Investor Communications (“ADP”). Typically, ADP mails a VIF to each Beneficial Shareholder and asks the shareholder to complete the form and return it to ADP or follow alternate procedures to vote by telephone or in another manner such as through the internet. ADP then tabulates the results of all voting instructions communicated to ADP and provides appropriate instructions for the voting of the common shares in question at the Meeting. A Beneficial Shareholder cannot use a VIF received from ADP to vote common shares directly at the Meeting. Instead, the Beneficial Shareholder must return the VIF to ADP or follow the alternate voting procedures. To ensure that his or her common shares are voted, the Beneficial Shareholder must complete these steps well before the Meeting.

Even though a Beneficial Shareholder may not be recognized directly at the Meeting for the purpose of voting common shares registered in the name of his or her broker or other intermediary, a Beneficial Shareholder may attend the Meeting as a proxyholder for a registered shareholder and vote common shares in that capacity. A Beneficial Shareholder who wishes to attend the Meeting and indirectly vote his or her common shares as proxyholder for the registered shareholder should contact his or her broker, agent, nominee or other intermediary well before the Meeting to confirm the procedures necessary to permit the Beneficial Shareholder to indirectly vote his or her common shares as a proxyholder.

Additional Information for Unregistered Shareholders

This Information Circular and accompanying materials are being sent to both registered shareholders and to unregistered Beneficial Shareholders. Beneficial Shareholders fall into two groups: (i) those who object to their name being made known to the Company (“Objecting Beneficial Owner” or “OBO”); and (ii) those who do not object to the Company’s knowing their identity (“Non-objecting Beneficial Owner” or “NOBO”).  As authorized by National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company is delivering the materials for the Meeting directly to each NOBO.

If you are an unregistered Beneficial Shareholder, and the Company or its agent has sent the materials for the Meeting directly to you, your name and address and the information pertaining to the shares that you beneficially hold have been obtained in accordance with the applicable securities legislation from the intermediary who holds the shares of the Company directly on your behalf. By choosing to send these materials directly to you, the Company has assumed responsibility for (i) delivering these materials to you; and (ii) executing the instructions that you provide by means of the VIF.

If you are a NOBO, you will receive a scannable VIF from ADP, to be completed and returned to ADP by mail in the envelope provided or by facsimile. In addition, a NOBO may provide their voting instructions to ADP by following the telephone or internet voting procedures described in the VIF. ADP will tabulate the results of the VIF received from a NOBO and will provide appropriate instructions with respect to the voting at the Meeting of the common shares represented by the VIF that ADP receives.

Beneficial Shareholders who have questions or concerns regarding any of these procedures may also contact their broker, agent, nominee or other intermediary. It is recommended that inquiries of this kind be made well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at March 27, 2009, there were 83,291,133 outstanding fully paid and non-assessable common shares without par value in the capital of the Company that are entitled to be voted at the Meeting. Holders of the outstanding common shares whose names are entered on the register of shareholders of the Company at the close of business on March 13, 2009, which is the record date, will be entitled to attend in person or appoint a proxy nominee to attend the Meeting and such person will be entitled to vote on a show of hands and, on a poll, will be entitled to one vote for each common share held on that date.

To the knowledge of the Directors and senior officers of the Company, and based upon the Company’s review of the records maintained by Computershare Trust Company of Canada, electronic filings with the System for Electronic Document Analysis and Retrieval (“SEDAR”) and insider reports filed with System for Electronic Disclosure by Insiders (“SEDI”), as at March 27, 2009, only the following shareholder beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the voting rights attached to the common shares of the Company:

Name	Number of Shares	Percentage
Anglo Pacific Group plc London, England	13,719,500	16.5%

FINANCIAL STATEMENTS

The audited financial statements for the year ended December 31, 2008 and the report of the Auditor’s thereon will be placed before the Meeting for consideration by the shareholders.

APPOINTMENT OF AUDITORS

Management of the Company will propose the appointment of Ehrhardt Keefe Steiner & Hottman PC of Denver, Colorado as Auditors of the Company to hold office until the next annual general meeting of the Company and will also propose that the Directors be authorized to fix the remuneration to be paid to the Auditors.  Ehrhardt Keefe Steiner & Hottman PC was appointed as the auditors of the Company by the Board of Directors on March 31, 2008 and this appointment was approved by the shareholders at the Annual General Meeting held May 8, 2008.

Shareholders are asked to approve the appointment of Ehrhardt Keefe Steiner & Hottman PC as the Auditors of the Company for the ensuing year at a remuneration to be fixed by the Directors.

The Audit Committee recommends the election of Ehrhardt Keefe Steiner & Hottman PC as the Company’s Auditor to hold office until the Company’s next annual general meeting.

ELECTION OF DIRECTORS

Directors of the Company are elected at the annual general meeting to hold office until the next general meeting or until that person ceases to be a Director before then. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees listed below.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IF, PRIOR TO THE MEETING, ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES LISTED BELOW, IT IS INTENDED THAT DISCRETIONARY AUTHORITY WILL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTOR.

The following sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, all offices of the Company now held by each, their principal occupations, the period of time for which each has been a Director of the Company, other reporting issuer directorships held and the number of voting common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name and Office Held with the Company, and Province and Country of Residence	Present Principal Occupation(1)	Director Since	Voting Securities Beneficially Owned(2)
Nominees for Election whose terms of office, if elected, will expire at the Annual General Meeting in 2010
William J. Coulter(3,4) British Columbia, Canada	Independent Investor; Binjas Holdings Ltd. and The Jay Willy Trading Co. Ltd.	June 1984	190,000 (5)
James K.B. Hesketh President and Chief Executive Officer Colorado, United States	President & Chief Executive Officer of the Company; former President and Chief Executive Officer, Canyon Resources Corporation (“Canyon”)	September 2001	137,400
David K. Fagin(3,[4],6) Colorado, United States	Consultant; of Pacific Rim Mining Ltd. and Golden Star Resources Ltd.	March 2008	31,754
Ronald D. Parker(3,[4],6) Missouri, United States	Chief Executive Officer of Gammill Inc.	March 2008	20,426
Glen D. Dickson, (3,4) British Columbia, Canada	Geologist; Chairman and Chief Executive Officer, Gold-Ore Resources Ltd.	December 2002	25,000
Director whose term of office will expire at the Annual General Meeting in 2010
David H. Watkins (7) Executive Chairman British Columbia, Canada	Geologist; Executive Chairman of the Company	March 2000	1,274,880

(1)	Unless otherwise stated above, each of the above named directors has held the principal occupation or employment indicated for at least five years.
(2)
In aggregate, the Director and officers of the Company owns directly, indirectly or beneficially, or exercise control or direction over, a total of 1,994,109 voting common shares of the Company. This figure represents approximately 2.4% of the total number of issued and outstanding common shares of the Company as at March 27, 2009.  These figures, not being within the knowledge of the Company, have been furnished by each of the respective Directors and officers. This column shows the common shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised as of March 27, 2009.

(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.
(5)	35,000 of these shares are registered in the name of Binjas Holdings Ltd. a nonreporting company, controlled by William J. Coulter.
(6)	Appointed as a director of the Company on March 18, 2008 subsequent to the closing of the merger with Canyon and the Company.
(7)
Although the articles of the Company now provide for the election of directors for a one-year term expiring at the following annual general meeting, prior to the articles being amended, Mr. Watkins was elected to a three-year term as director, of which he has served two years of the term.

AMENDMENT OF STOCK OPTION PLAN

In 2007, the Company adopted an incentive stock option plan pursuant to the policies of the Toronto Stock Exchange (the “TSX”) with the approval of the Company’s shareholders, which plan was amended in 2008 (the “2007 Plan”). The 2007 Plan replaced the incentive stock option plan of the Company adopted in 1996, which was last amended in 2006 (the “1996 Plan”). Options granted under the 1996 Plan prior to the adoption of the 2007 Plan will survive until exercise, lapse or termination in accordance with the provisions of the 1996 Plan. As of the date of this Information Circular, an aggregate of approximately 726,500 common shares are issuable upon the exercise of outstanding options granted under the 1996 Plan, representing approximately 0.9 percent of the issued and outstanding common shares of the Company, and an aggregate of approximately 3,838,000 common shares are issuable upon the exercise of outstanding options granted under the 2007 Plan, representing approximately 4.6 percent of the issued and outstanding common shares of the Company. There are currently 4,454,000 options available to be granted under the 2007 Plan, representing approximately 5.3 percent of the issued and outstanding common shares of the Company. A copy of the 2007 Plan, as amended, is available upon request from the Corporate Secretary of the Company, 14142 Denver West Parkway - Suite 250, Golden, Colorado, 80228.

Key provisions of the 2007 Plan include:

(a) persons who are eligible to receive options pursuant to the 2007 Plan are directors, officers and employees of the Company and its subsidiaries and others providing management or consulting services to the Company or an entity controlled by the Company;

(b) a restriction that the maximum number of common shares issuable pursuant to options granted under the 2007 Plan will be a number equal to 10% of the issued and outstanding common shares on a non-diluted basis at any time;

(c) a restriction that no more than 10% of the total number of issued and outstanding common shares on a non-diluted basis may be issuable to insiders of the Company pursuant to options granted to insiders under the 2007 Plan;

(d) a restriction that no more than 10% of the total number of issued and outstanding common shares on a non-diluted basis are issued to insiders of the Company within any one-year period pursuant to options granted to insiders under the 2007 Plan;

(e) the option price per common share is to be determined by the Board of Directors provided that such exercise price is not less than the market price on the date of grant of such options or such other minimum price as may be required by the TSX;

(f) the vesting period of all options shall be determined by the Board;

(g) options may be exercisable for a period of up to a maximum term of five years, subject to a blackout period allowance, such period to be determined by the Board of Directors of the Company, and the options are non-transferable;

(h) options held by individuals who are terminated without cause are subject to an accelerated expiry term for those options which requires that options held by those individuals expire on the earlier of: (a) the original expiry term of such options; (b) 30 days after the Optionee ceases active employment with the Company; or (c) 30 days after the date of delivery of written notice of retirement, resignation or termination;

(i) options held by an individual who ceases to be employed by the Company for cause or is removed from office or becomes disqualified from being a director will terminate immediately;

(j) options held by an individual who ceases to be employed by the Company due to death, disability or retirement in accordance with the Company’s retirement policy will terminate on the earlier of: (a) 365 days after the date of death, disability or retriment; and (b) the original expiry term of such options;

(k) options which expire unexercised or are otherwise cancelled will be returned to the 2007 Plan and may be made available for future option grant pursuant to the provisions of the 2007 Plan;

(l) optionees may, rather than exercise their options, elect to terminate such option, in whole or in part, and receive either the number of common shares, which have a value equivalent to the number of options terminated multiplied by the difference between the fair value of a common share and the option price of the options terminated, or cash payment in lieu thereof;

(m) the Board may, from time to time, subject to applicable law and the prior approval, if required, of the TSX or any other applicable regulatory body, suspend, terminate, discontinue or amend the 2007 Plan and the Board may amend the 2007 Plan or options granted under it without shareholder approval; and

(n) options issued to eligible U.S. Participants (as defined in the 2007 Plan) may qualify as an “incentive stock option” pursuant to Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

Proposed Amendment to the Stock Option Plan

Subject to the approval of the shareholders of the Company, the Company proposes to amend the 2007 Plan (the “2007 Plan Amendment”) to define the market price on the date of grant as the average of the daily high and low board lot trading prices of the common shares of the Company for the three trading days immediately preceding the time the option is granted, to provide that options may be priced in Canadian or U.S. dollars as determined by the Board at the time the option is granted and to make other minor tactical amendments and minor language changes. The 2007 Plan currently provides that market price is the volume weighted average trading price of the common shares, calculated by dividing the total value of the common shares of the Company traded for the five trading days immediately preceding the date of grant.

On March 24, 2009, the Board of Directors of the Company approved the 2007 Plan Amendment. With the exception of the 2007 Plan Amendment, the 2007 Plan, as amended, will have the same terms and conditions as the current 2007 Plan. The Board of Directors considers that these amendments do not significantly change the current 2007 Plan and will enable the 2007 Plan to better achieve its purpose by enabling grants to U.S. Participants to qualify as “incentive stock options” pursuant to Section 422 of the Code and will help to conform the accounting treatment for options between Canada and U.S. thereby reducing the administrative burden of tracking and preparing complex accounting disclosures. It may also reduce the currency risk for U.S. employees who are paid in U.S. dollars.

The TSX has accepted the 2007 Plan amendment, subject to shareholder approval at the meeting.

Shareholder Approval

The rules of the TSX require that the amendment to the 2007 Plan be approved by an ordinary resolution passed by a majority of the votes cast by holders of common shares of the Company present or represented by proxy at the Meeting.

The shareholders will be asked to consider and, if thought fit, approve the following resolution:

“RESOLVED, as an ordinary resolution, that the amendment to the 2007 Plan which provides for market price to be defined as the average of the daily high and low board lot trading prices of the common shares of the Company for the three trading days immediately preceding the time the option is granted, to provide that options may be priced in Canadian or U.S. dollars as determined by the Board of Directors of the Company at the time the option is granted and to make other minor tactical amendments and minor language changes (as described in the Company’s Information Circular dated March 27, 2009) be and the same is hereby approved.”

The Board of Directors of the Company recommends that shareholders of the Company vote for the resolution approving the 2007 Plan Amendment. The amended 2007 Plan will be available for review at the Meeting and will be filed on SEDAR after shareholder approval of the 2007 Plan Amendment has been obtained. Common shares represented by proxies in favour of management will be voted in favour of the 2007 Plan Amendment, unless a shareholder has specified in his or her proxy that his or her common shares are to be voted against the approval of the 2007 Plan Amendment.

STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth details of all compensation paid in respect of the individuals who were, at December 31, 2008, the Chief Executive Officer, the Chief Financial Officer, and each of the up to three other most highly compensated executive officers whose total compensation was, individually, more than $150,000 for the financial year ended December 31, 2008 (the “Named Executive Officers” or “NEO’s”).

Summary NEO Compensation Table

Name and principal position (a)	Year (b)	Salary ($) (c)	Option-based awards ($) (3) (e)	Non-equity incentive plan compensation Annual incentive plans ($) (3) (f1)	Total compensation ($) (i)
David H. Watkins – Chief Executive Officer	2008	183,904	279,600	42,268	505,772
David P. Suleski – Vice President, Chief Financial Officer (1)	2008	149,240	39,800	6,727	195,767
G. Ross McDonald - Chief Financial Officer (1)	2008	24,570	-	3,900	28,470
James K. B. Hesketh – President, Chief Operating Officer (2)	2008	239,850	204,600	9,173	453,623
William R. Stanley – Vice President, Exploration	2008	140,243	214,800	25,728	380,771

(1)	G. Ross McDonald resigned as Chief Financial Officer of the Company on March 18, 2008. David P. Suleski was appointed as Chief Financial Officer on March 18, 2008.
(2)
James K. B. Hesketh served on the Atna Board of Directors prior to the merger with Canyon and was granted 125,000 options as a director of the Company. The fair value of those options was included in column (e) at a fair value of $0.492 per option for a total of $61,500.

(3)
Dollar amounts provided for option-based awards reflect fair value on the date of grant and dollar amounts for annual incentive plans, both are determined with reference to the factors discussed under “Compensation Discussion and Analysis” below.

The following table summarizes the outstanding option-based awards for NEOs as of December 31, 2008:

Outstanding Option-Based Awards

Name and option award date	Number of securities underlying unexercised options (#)	Options exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)
David H. Watkins - CEO
January 30, 2006	150,000	2.01	January 30, 2009	-
January 11, 2007	183,000	1.36	January 11, 2010	-
January 24, 2008	200,000	1.36	January 24, 2011	-
December 17, 2008	400,000	0.45	December 17, 2013	56,000
Totals	933,000			56,000
David P. Suleski – CFO
March 18, 2008	118,400	1.32	March 18, 2012	-
December 17, 2008	200,000	0.45	December 17, 2013	28,000
Totals	318,400			28,000
G. Ross McDonald – CFO
January 30, 2006	20,000	2.01	January 30, 2009	-
January 11, 2007	24,400	1.36	March 18, 2009	-
Totals	44,400			-
James K. B. Hesketh – President , COO
January 30, 2006 (2)	75,000	2.01	January 30, 2009	-
January 11, 2007 (2)	91,500	1.36	January 11, 2010	-
January 24, 2006 (2)	125,000	1.36	January 24, 2011	-
March 18, 2008	196,800	1.32	March 18, 2012	-
December 17, 2008	400,000	0.45	December 17, 2013	56,000
Totals	888,300			56,000
William R. Stanley -VP Exploration
January 30, 2006	125,000	2.01	January 30, 2009	-
January 11, 2007	152,500	1.36	January 11, 2010	-
January 24, 2008	175,000	1.36	January 24, 2011	-
December 17, 2008	200,000	0.45	December 17, 2013	28,000
Totals	652,500			28,000

(1)	The Atna share price at December 31, 2008 was $0.59.
(2)	Prior to March 18, 2008 James Hesketh was a director of Atna and received options while serving as an independent director.
(3)	The value of vested option-based awards during 2008 was nil for all NEOs.

PERFORMANCE GRAPH

The following graph compares, assuming an initial investment of $100 as of December 31, 2003, the yearly percentage change in cumulative total shareholder return on the common shares of the Company against the cumulative total shareholder return of the Gold Bugs Index (HUI) and the S&P/TSX Composite Index for the Company’s five most recently completed financial years.

Atna Resources Ltd. Cumulative Value of a $100 Investment

Comparison of Cumulative Total Return

	2003	2004	2005	2006	2007	2008
Atna Resources Ltd.	100	141	348	241	271	105
Gold Bugs Index (HUI)	100	83	103	126	129	118
S&P/TSX Composite	100	112	137	157	168	100

Compensation of NEO’s during the five year period has been relatively flat and does not tract the trends shown in the value of an investment in Atna Resources. A significant portion of the increased value of the Company’s stock in 2005 through 2007 related to a combination of the Pinson underground high grade discovery and higher gold prices. The reduction of the value of the Company’s stock in 2008 was due to a combination of the start of the stock market crash, global banking crisis and hedge fund liquidations all of which was outside the control of the NEO’s.

COMPENSATION DISCUSSION AND ANALYSIS (“CD&A”)

Overview of Compensation Policies

Salary compensation of the Company’s named executive officers (“NEOs”) is determined by the Board. The Compensation Committee is responsible for considering specific information and making recommendations to the full Board with respect to compensation matters. The Compensation Committee voting membership is comprised of the four independent directors. The Compensation Committee’s consideration of and recommendations regarding executive compensation are guided by a number of factors described below. The objectives of the Company’s total executive compensation package are to attract and retain the best possible executive talent, to provide an economic framework to motivate the Company’s executives to achieve goals consistent with the Company’s business strategy, to provide an identity of interests between executives and shareholders through employee compensation plans, and to provide a compensation package that recognizes an executive's individual results and contributions in addition to the Company’s overall business results.

The 2007 Atna Stock Option Plan provides the Compensation Committee with more tools to compensate executives. During 2008 there were three key elements used to compensate the Company's executives consisting of base salary, stock options and cash bonuses. After considering and evaluating the recommendations of management and consulting various salary and benefits surveys and studies, the Compensation Committee makes its recommendation to the Board regarding salary levels of officers and key employees, stock option and cash bonuses. The Board reviews management’s future goals and strategies at least yearly to ensure that they are aligned with those of the shareholders and that they provide a sound growth platform that will enhance shareholder value in both the long and short term. In making its recommendations concerning executive compensation, the Committee reviews individual levels of responsibility, scope and complexity of the executive’s position and an evaluation of each individual’s role and performance of goals and advancing the business strategies of the Company. The individual’s and Company’s performance are compared to the executive salary ranges for other companies of similar size and industry.

The Compensation Committee recommends to the Board compensation levels for the Chief Executive Officer, the Chief Financial Officer and other executive officers of the Company. In reviewing individual performance of executives whose compensation is detailed in this Annual Information Circular, the Compensation Committee takes into account the full compensation package of each individual, including past compensation levels, past gains on exercises of stock options, and current intrinsic of outstanding options. Additionally, the Committee takes into account the views of James K. B. Hesketh, the Company's Chief Operating Officer during 2008 who submits a performance report detailing the successes and failures of the Company and its executive officers compared to goals and strategies during the past year.

The Compensation Committee believes that the Chief Executive Officer, as well as the other officers of the Company, are strongly motivated and dedicated to the growth in shareholder value of the Company. The Compensation Committee further believes that the Chief Executive Officer, as well as the other officers of the Company, are receiving salary compensation in the mid-range of peer-group levels and that their performance incentives are heavily based on their personal shareholding and/or incentive equity holdings in the Company. In 2008, stock options were granted to officers with the view that such awards align their interest directly with that of the shareholders.

Salaries and Cash Bonuses

Salaries for executive officers are determined by evaluating the responsibilities of the position held and the experience of the individual, and by reference to the competitive marketplace for executive talent, including a comparison of salaries for comparable positions at other similar mining companies.

The salary levels of the Chief Executive Officer and other officers of the Company are recommended by the Compensation Committee and approved by the Board of Directors. Specific individual performance, initiative and accomplishments and overall corporate or business segment performance are reviewed in determining the compensation level of each individual officer. In a particular business unit, such unit's financial, operating, cost containment, and productivity results are also considered. The Compensation Committee, where appropriate, also considers other performance measures, productivity, cost control, safety, environmental awareness, and improvements in relations with shareholders, employees, the public, and government regulators.

During 2008, there were limited cash bonuses paid to key employees and the executive officers at the end of the year. Cash bonuses supplement the issuance of option-based awards and are typically limited in amount and although there are no specific limits to the amount of the bonus award; the bonus awards have not exceeded 25 percent to any one person during 2008. During 2008 there were no raises given to any officers of the Company and the cash bonuses were granted for additional compensation for the considerable accomplishments during 2008 as listed below.

During 2008, there were certain events that the Compensation Committee considered to be important with respect to determining compensation for David H. Watkins, Chief Executive Officer, James K. B. Hesketh, Chief Operating Officer and other key executives of the Company. These events included:

•	Completed the merger with Canyon;
•	Sold a royalty package for $US20 million;
•	Commenced the restart of the Briggs Mine;
•	Increased the reserves at the Briggs Mine by 77%.

The stock options are described with more detail below and in the compensation tables and related footnotes to those tables. The salary and option-based equity grants paid to the Chief Executive Officer and other executives were granted in consideration, in part, to the items discussed above.

Stock Option Plan

Methodology Used to Calculate Fair Value for Option-Based Awards

The exercise price of each stock option is based on, and may not be less than, 100% of the fair market value of its common shares on the date of grant. The term of each stock option is fixed by the Compensation Committee and may not exceed 5 years from the date of grant. The Compensation Committee also determines the vesting requirements of the grant which may be accelerated by the Compensation Committee.

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton option valuation model that uses the assumptions noted in the following table. Expected market volatility is based on a number of factors including historical volatility of the Company’s common shares, the Company’s market capitalization, current options trading in the marketplace if any, future outlook of the Company, and other fair value related factors. The Company uses historical information in estimating the expected term. The forfeiture rate ranged from nil and 5% depending on the vesting period. Vesting periods have ranged from immediately to two years. The risk-free rate is based on the yields of Canadian benchmark bonds which approximate the expected life of the option. The Company has never paid a dividend and does not plan to in the future and therefore the expected dividend yield is nil.

The following table summarizes the weighted-average assumptions used in determining fair values during the year-to-date period ended December 31, 2008:

2008
Expected volatility	56%
Expected option term	3.1 years
Risk-free interest rate	2.2%
Forfeiture rate	2.8%

Under the Company's Stock Option Plan (the “Plan”), option-based compensation may be granted to the Company's key employees and consultants, including the individuals whose compensation is detailed in this circular. The Compensation Committee recommends the number and form of the option-based compensation considering factors, including competitive compensation surveys and analysis, management recommendations, and gains received on past option-based grants.

The use of option-based compensation is intended to align the interests of the executives and other key employees with those of the shareholders. Option-based compensation also serves to increase management ownership in the Company, provides a level of deferred compensation, aids in employee retention and conserves cash. The Compensation Committee believes that stock options with graded vesting periods are the best tools to provide for both short term rewards and mid and long term incentive to motivate the executive officers and key employees of the Company to perform at a high level and in the best interest of shareholders.

Employment Contracts

During the most recently completed financial year, as a result of the merger with Canyon during 2008, the Company entered into employment and change of control agreements on March 18, 2008 (the “Employment Agreements”) with each of James K. B. Hesketh and David P. Suleski. The Employment Agreements replaced the change of control payments waived by Mr. Hesketh and Mr. Suleski under the existing change of control agreements with Canyon on the date of the merger.

Upon completion of the merger, Mr. James Hesketh, the President, CEO and a director of Canyon, became Atna’s President and Chief Operating Officer and entered into an employment and change of control agreement with Atna. Upon completion of the merger, Mr. David Suleski, Chief Financial Officer, Vice President, Treasurer and Corporate Secretary of Canyon, became Atna’s Vice President and Chief Financial Officer and also entered into an employment and change of control agreement with Atna.

The following summary of the Employment Agreements of Mr. Hesketh and Mr. Suleski is qualified in its entirety by reference to the form of Employment Agreement as filed on Form F4/A with EDGAR. The Employment Agreement will terminate two years after the closing of the merger, unless terminated sooner pursuant to terms of the agreement, and may be renewed for periods of one year at a time thereafter. If Atna terminates the employment of the employee without cause, or the employee terminates employment for good reason (as defined in the agreement), then the employee will be entitled to: (i) accrued compensation, (ii) a severance payment equal to the sum of two times the employee’s annual salary plus two times the employee’s average annual bonus received during the preceding two completed calendar years, in the case of Mr. Hesketh, and a severance payment equal to the sum of 1.5 times the employee’s annual salary plus 1.5 times the employee’s average annual bonus received during the preceding two completed calendar years, in the case of Mr. Suleski, (iii) vesting of all equity awards that vest based on time, (iv) possible performance-based equity and long-term incentive awards, (v) all other allowable rights under any compensatory or benefit plan, and (vi) continuation of health insurance coverage for a period of one year for the employee and the employee’s spouse and dependent children at Atna’s expense upon timely COBRA election (collectively, “Severance Compensation”). If Atna makes a material reduction in the employee’s annual salary, the employee may terminate their employment with Atna for good cause and receive the same compensation listed above for termination of employment without cause.

The Employment Agreement contains a covenant not to compete with the company during the term of employment and for a period of one year following termination of employment, including recruitment of any employee away from Atna (unless that employee served as an executive assistant to the employee in question). The covenant not to compete also prohibits the employee from inducing any customers of Atna to curtail or cancel their business with Atna, inducing any Atna employee to terminate their employment with Atna, or assisting any third party in soliciting any employee of Atna.

If there is a Change of Control (as defined in the Employment Agreement and including transactions such as certain mergers or a sale of all or substantially all of Atna’s assets), Atna will make a lump sum cash payment to the employee equal to the sum of two times the employee’s annual salary and average annual bonus, in the case of Mr. Hesketh, and 1.5 times the employee’s annual salary and average annual bonus, in the case of Mr. Suleski, both as calculated using the immediately preceding calendar years. If the employee receives compensation pursuant to a Change in Control, the employee will not be entitled to receive Severance Compensation (other than any accrued compensation) unless at least one year elapsed between the time that the employee received compensation pursuant to the Change in Control and the time that Atna terminates the employment of the employee without cause or the employee terminates employment for good reason. Atna is also obligated to pay a tax gross-up payment to cover certain taxes which may be incurred in connection with a change of control.

The Company entered into change in control agreements on January 11, 2007 (the “Control Agreements”) with each of David H. Watkins and William R. Stanley.  For the purposes of the Control Agreements, a “change of control” is deemed to have occurred in the following circumstances:

•
The acquisitions by any person or any group of persons acting jointly or in concert (as defined in the Securities Act (British Columbia)) whether directly or indirectly, of voting securities of the Company which, together with all other voting securities of the Company held by such person or persons, constitutes, in the aggregate, more than 35% of all outstanding voting securities of the Company;

•	The sale, lease, or other disposition of all or substantially all of the assets of the Company to another person other than a subsidiary of the Company; or

•
An amalgamation, arrangement or other form of business combination of the Company with another company which results in the holders of voting securities of that other company holding in the aggregate more than 35% of all of the outstanding voting securities of the company resulting from the business combination.

Pursuant to the terms of the Control Agreements, upon the occurrence of both a change in control and the termination of employment within 12 months following the change in control, other than for cause, or resignation from employment from the Company for good reason (as defined in the Control Agreements), the terminated or resigning party will be entitled to a termination payment that will include a payment of: (i) two times the annual base salary; (ii) two times the annual bonus; and (iii) all vacation pay due and any unpaid bonus’ as at the last day of employment. Mr. Watkins is also entitled to two times the annual cost to the Company of all benefits received as at the last day of employment, or the Company may, at its option, continue such coverage for a 24-month period.

Salary payments related to the above agreements are based on the current salary at the time of the event. The bonus payment is based on the any payment received from the previous year. The option-based payment is based on the fair value of options received in the previous year. Assuming that an event triggered a contractual payment during 2009 the following estimated payments would be required:

Name	Employment Contract Payment ($)
David W. Watkins	542,000
James K.B. Hesketh	1,063,000
David P. Suleski	409,000
William R. Stanley	531,000

Compensation Committee Report on Executive Compensation

The Compensation Committee is responsible for the review and assessment of compensation arrangements for management of the Company and is authorized to approve terms of employment, salaries, bonuses, option grants and other incentive arrangements for executive officers of the Company and, where appropriate, any severance arrangements.  The Committee works in conjunction with the President and Chief Executive Officer on the review and assessment of the senior management complement of the Company.

The Committee periodically reviews the management development and succession program established by management of the Company and the organizational structure for management of the Company’s operations.  The Committee also periodically reviews the adequacy and competitiveness of compensation for the various management levels in the Company to ensure that they are equitable and competitive.

The Committee reports to the Board of Directors of the Company on its functions and on the results of its reviews along with any recommendations.

The policy underlying the Company’s compensation of its executive officers and other senior management is to provide remuneration and incentive arrangements competitive with that paid by mining industry counterparts.  In addition, the Committee’s policy is to encourage support for the Company’s business goals, to reward superior performance by the Company as a whole, by its various operating divisions and by the individual members of management through an incentive bonus plan.  Compensation for executive officers is comprised primarily of salary, supplemented by bonuses as disclosed under “Statement of Executive Compensation”.

In determining the compensation bases and the appropriate combination of salary, bonus and other incentives, the Committee has from time to time relied upon the advice of outside consultants.  Such advice has included the relative competitiveness of the Company’s remuneration levels and, with respect to stock option grants, the appropriate value to attribute to such grants and the appropriate levels of option grants for various members of management.  The Committee also consults with and considers the recommendations of the President & Chief Executive Officer of the Company.

Presented by the Compensation Committee:

Glen D. Dickson (Chairman)
William J. Coulter
Ronald D. Parker
David K. Fagin

Composition of the Compensation Committee

The Compensation Committee, on behalf of the Board of Directors of the Company, monitors compensation of the executive officers of the Company.  Each of Messrs. Dickson, Coulter, Parker and Fagin were members of the Compensation Committee during the year ended December 31, 2008.  None of these individuals is an officer or former officer of the Company or any of its subsidiaries.

DIRECTOR COMPENSATION

The following table summarizes the compensation provided to directors during 2008:

Summary Director Compensation Table

Name	Fees ($)	Option-based awards (2) ($)	Total compensation ($)
William J. Coulter	11,312	91,350 (1)	102,662
Glen D. Dickson	11,924	91,350 (1)	103,274
David K. Fagin	13,396	29,850	43,246
Ronald D. Parker	10,853	29,850	40,703

(1)
Mr. Coulter and Mr. Dickson each received two option grants during 2008 one in January and one in    December due to a change in the timing of the annual director grants. In the past, director grants were granted in January. In 2008 annual director grants were granted in December and in the future we expect that the annual director grants will be granted in December.

(2)	Dollar amounts provided for option-based awards reflect fair value on the date of grant and are determined with reference to the factors discussed under “Compensation Discussion and Analysis” above.

Compensation of Directors

At the May 8, 2008 board of directors meeting, the directors adopted a new board compensation plan. Effective June 30, 2008, independent director cash compensation was as follows:
•	an annual retainer fee of $10,000 per year;
•	a fee of $1,000 per meeting of the Board of Directors, capped at $4,000 per year;
•	a fee of $500 per committee meeting that the member director attended, capped at $2,500 per year;
•	an annual fee of $5,000 to the chairman of the Audit Committee;
•	an annual fee of $1,000 to the chairmen of the Compensation Committee and Corporate Governance Committee; and
•	an annual option grant at the market price at the date of the grants. The Compensation Committee recommends the vesting period be two years and term cannot exceed five years.

At the December 17, 2008 Compensation Committee meeting, the directors agreed to reduce their cash compensation by approximately 50 percent in order to do their part to protect the Company’s cash position. As a result of the reduced cash compensation the annual option grant was increased to 150,000 options but the vesting was extended to be fully vested after two years.

There are no other arrangements in addition to or in lieu of the above-described fee structure under which Directors of the Company were compensated by the Company during the most recently completed financial year for their services in the capacity as Directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table set forth relevant information as of December 31, 2008 with respect to compensation plans of the Company under which equity securities of the Company are authorized for issuance.

Plan Category	Number of Securities to be issued upon exercise of outstanding options (#) (a)	Weighted-average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#)
Equity compensation plans approved by security holders	5,271,040	1.03	4,453,973
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	5,271,040	1.03	4,453,973

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the beginning of the last completed financial year of the Company, no Director, executive officer, employee, proposed nominee for Director or any associate or affiliate of any of them or any former executive officer, Director or employee of the Company has been indebted to the Company for other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the informed persons of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of the Company’s last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company.

CORPORATE GOVERNANCE PRACTICES

The Board of Directors is committed to ensuring that the Company identifies and implements effective corporate governance practices. National Policy 58-201, Corporate Governance Guidelines (the “Policy”) establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in view of these guidelines. In most cases, the Company’s practices comply with the guidelines, however, the Board of Directors considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore those guidelines have not been adopted. The Board will continue to review with management the corporate governance practices of the Company to ensure that they are sound practices for effective and efficient decision making.

In accordance with National Instrument 58-101, Disclosure of Corporate Governance Practices, the Company is required to disclose, on an annual basis, its approach to corporate governance. The following is a description of the Company’s approach to corporate governance.

Board of Directors

The Board considers its composition and size on an ongoing basis. Directors are recruited from time to time as necessary with a view to achieving and maintaining a majority of independent directors while at the same time maintaining an adequate level of industry representation and complementary experience in the mining industry and other businesses. The Board of Directors considers that four of the six current Directors are independent in accordance with the definition of “independence” set out in Multilateral Instrument 52-110, Audit Committees, as it applies to the Board of Directors. William J. Coulter, Glen D. Dickson, David K. Fagin and Ronald D. Parker are independent Directors. David H. Watkins and James K.B. Hesketh are not independent by virtue of the fact that they are executive officers of the Company.  Accordingly, the Board considers that a majority of the Directors are independent.

The following Directors are currently directors of the other issuers that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Name of Director	Reporting Issuer
William J. Coulter	Commander Resources Ltd.; Galore Resources Inc.
Glen D. Dickson	Gold-Ore Resources Ltd.; Red Dragon Resources Corp.
David K. Fagin	Golden Star Resources Ltd.; Pacific Rim Mining Corp.
David H. Watkins	Golden Goose Resources Ltd.; Maudore Minerals Ltd.; EURO Ressources S.A., Commander Resources Ltd. Canplats Resources Corp., Golden Minerals Company

To facilitate its exercise of independent judgement in carrying out its responsibilities and consistent with the Policy, the Board has provided for its Audit Committee and its Compensation Committee to be composed solely of independent Directors.

The independent Directors have not held regularly scheduled directors meetings during 2008 at which the non-independent Director and members of management are not in attendance. The Audit Committee meets at least quarterly with management in attendance to review the quarterly financial statements, MD&A and any other annual filings that are required.

While the Board believes it is important, at times, to meet without members of management present, there is no indication that open and candid discussion among the independent Directors is inhibited by the presence of the non-independent Director and the Board believes that their exclusion from regularly scheduled meetings is not needed in the present circumstances. However, during the course of a Directors’ meeting, if a matter is deemed more effectively dealt with without the presence of members of management, the independent Directors ask members of management to leave the meeting, and the independent Directors then meet in camera.

The attendance record for each director for all board meetings and for committee meetings of which they are a member for the financial year ended December 31, 2008 is set out below:

Number of Board and Committee Meetings Held	Attendance of Directors
Board of Directors: 6 Audit Committee: 4 Compensation Committee: 3 Corporate Governance: 1	Director	Board Meetings Attended	Committee Meetings Attended
	William J. Coulter	6	8
	Glen D. Dickson	6	8
	David K. Fagin	5	8
	Ronald D. Parker	5	6
	James K.B. Hesketh	6	4
	David H. Watkins	6	4

Board Mandate

The Board of Directors is responsible for providing management with direction on the ongoing growth activities of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interest of the Company. The Board agrees with and confirms its responsibility for overseeing management’s performance in the following particular areas:

•	the strategic planning process of the Company;

•	identification and management of the principal risks associated with the business of the Company;

•	planning for succession of management;

•	the Company’s policies regarding communications with its shareholders and others; and

•	the integrity of the internal controls and management information systems of the Company.

In carrying out its mandate, the Board relies primarily on the management of the Company to provide the Board with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. The Company’s President and Chief Executive Officer is a member of the Board, giving the Board direct access to information on all areas of responsibility. Other executive officers and management personnel regularly attend Board meetings to provide information and answer questions.  On a regular basis outside of regularly scheduled meeting directors consult with management of the Company.

The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company’s activities, such as compliance with safety standards and legal requirements, environmental issues, financial position, liquidation of assets, stock option grants, hedging activities and any other strategic issues of the Company. At least annually and usually quarterly, the Board reviews management’s report on its business and strategic plan and any changes with respect to risk management and succession planning.

Position Descriptions

During 2008 David H. Watkins served as the Company’s Chairman of the Board. The primary role of the Chairman of the Board is to ensure that the meetings of the Board are timely, organized properly, function effectively and meet obligations in accordance with the best practice of corporate governance.

The Chairman of each Board Committee is responsible for managing the affairs of the committee in accordance with best practices of corporate governance.

The role and responsibility of the Chief Executive Officer is to develop and implement the Company’s long and short term strategies to conduct financing and operational planning processes and to monitor the financial plan against performance; to review and implement personnel needs of the Company; to initiate and oversee new projects; and to identify risks affecting the Company and to develop a plan for their mitigation.

Orientation and Continuing Education

The Board, through management, provides comprehensive information on the Company to all Directors, including copies of the Company’s key policies, codes and mandates, and access to its various operations as may be required. External continuing education opportunities are encouraged and brought to the attention of Directors. As well, management briefings on the Company’s operations, business and key issues are provided on an ongoing basis.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics for the Company’s Directors, officers and employees. A copy of the Code has been filed on and is available under the Company’s profile on SEDAR at www.sedar.com or may be obtained upon request from the head office of the Company, Suite 250 – 14142 Denver West Parkway, Golden, Colorado 80401. All Company personnel are encouraged to report violations of the Code in accordance with the procedures set forth in the Code.

As required under the Business Corporations Act (British Columbia) and the Company’s Articles:

•
A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.

•
A director who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve the contract or transaction.

Directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering abstain from voting on such matters.  Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering do not take part in any Board discussion respecting that contract or transaction.

It is the policy of the Company that all officers and key employees, adhere to and advocate the following principles governing their professional and ethical conduct in the fulfillment of their responsibilities:

•
Act with honesty and integrity, avoiding actual or apparent conflicts between his or her personal, private interest and the interest of the Company, including receiving improper personal benefits as a result of his or her position.

•	Provide stakeholders with information that is accurate, complete, objective, relevant, timely and understandable.

•	Comply with laws of federal, provincial and local governments applicable to the Company, and the rules and regulations of private and public regulatory agencies having jurisdictions over the Company.

•	Act in good faith, responsibly, with due care, and diligence, without misrepresenting or omitting material facts or allowing independent judgment to be compromised.

•
Respect the confidentiality of information acquired in the course of the performance of his or her responsibilities, except when authorized or otherwise legally obligated to disclose, and do not use such confidential information acquired in the course of the performance of his or her responsibilities, for personal advantage.

•	Do not compete directly or indirectly with the Company.

•	Proactively promote ethical behaviour among subordinates and peers.

•	Use corporate assets and resources employed or entrusted in a responsible manner.

•	Advance the Company’s legitimate interest and proactively promote high integrity as a responsible member of his or her business team and/or in his or her work environment.

In addition, the Code establishes a mechanism by which employees and others can raise their concerns in a confidential manner and free of any discrimination, retaliation or harassment. The Company may respond to, and keep records of, complaints from employees and others regarding such potential violations or concerns.

The Board, through discussions at least annually, requires each officer and Director to state their compliance with the Company’s Code. The Board is required to report in the next quarterly or annual report any departures from the Code. There have been no reported departures with respect to conduct by a Director or executive officer in the past year.

In addition to adopting the Company’s Code the Board has adopted a Corporate Disclosure Policy that ensures the accurate and timely disclosure of all material information. The Audit Committee has adopted a Whistleblower Policy to establish a procedure for processing complaints received by the Company regarding accounting and auditing matters and for allowing for the confidential reporting of same by employees without retaliation or adverse employment consequences. There have been no reportable complaints regarding accounting and auditing matters in the past year.

Nomination of Directors

If and when the Board determines that its size should be increased or if a Director needs or asks to be replaced, a nomination committee comprised entirely of independent Directors will be struck. The terms of reference of such a committee are expected to include the determination of the independence of the candidate, his or her experience in the mining business or other specific expertise in an area of strategic interest to the Company, and compatibility with the other Directors. Although no formal policy is in place to identify potential candidates, a potential candidate would be required to demonstrate notable or significant achievements in business, education or public service; possess requisite intelligence, education and experience to make a significant contribution to the Board and bring a range of skills, diverse perspectives and backgrounds; and have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

Compensation

The Board has appointed a Compensation Committee with responsibility for determining the compensation of officers within the terms of the Compensation Committee Charter. The Compensation Committee has overall responsibility for approving and evaluating the management, compensation plans, policies and programs of the Company. The Compensation Committee shall consist of no fewer than three members, each of whom shall be an independent Director. Currently, the Compensation Committee is composed of the four independent Directors.

On an ongoing basis, the Board, in consultation with the Compensation Committee, considers the adequacy and form of director compensation taking into account the responsibilities and risks involved in being a Director. The Compensation Committee’s duties include: annually reviewing and approving corporate goals and objectives relevant to compensation, evaluating management’s performance in light of those goals and objectives and determine management’s compensation levels based on this evaluation. In determining the long-term incentive component of management compensation, the Compensation Committee will consider the Company’s performance and relative shareholder return, the value of similar incentive awards to management at comparable companies, the awards given to management in past years, and other factors it deems appropriate. In addition, the Compensation Committee has the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of management compensation and has the sole authority to approve the consultant’s fees and other retention terms, all at the Company’s expense.

The Compensation Committee will also annually review and determine the compensation of management, including incentive-compensation plans and equity-based plans. The Compensation Committee shall annually review and approve, for management of the Company, certain matters, including: (a) the annual base salary level, (b) the annual incentive opportunity level, (c) the long-term incentive opportunity level, (d) the terms of any employment agreements, severance arrangements, and change in control agreements/provisions, in each case as, when and if appropriate, and (e) any special or supplemental benefits. The Compensation Committee makes regular reports to the Board with respect to the aforementioned reviews.

The Compensation Committee is also responsible for the annual review and reassessment of the adequacy of the Compensation Committee Charter and recommends changes to the Board for approval.

The Compensation Committee meets at least once a year and at such other times as required. The Committee is authorized to seek any information it requires from any employee of the Company and to obtain, at the Company’s expense, outside professional advice in order to perform its duties. The Committee did not retain any outside services to assist with compensation in the past year.

Audit Committee

The Audit Committee, which is composed entirely of the four independent Directors, is responsible for overseeing management’s conduct of the Company’s accounting and financial reporting process and systems of internal accounting and financial controls. For further information regarding the Company’s Audit Committee, please refer to the section entitled “Audit Committee” in the Company’s Annual Report on Form 20F dated March 27, 2009 which is available under the Company’s profile on SEDAR at www.sedar.com or may be obtained upon request from the Corporate Secretary of the Company, Suite 250 – 14142 Denver West Parkway, Golden, Colorado 80401.

Assessments

The Board is satisfied that given each Director’s extensive public company experience, directors are familiar with what is required of them. Frequency of attendance at Board meetings and the quality of participation in such meetings are two of the criteria by which the performance of a Director is assessed.

Shareholder Feedback and Liaison

The Company has an Investor Relations Manager for direct communication with investors, to maintain a current website (www.atna.com) and to respond to toll-free calls (1-877-692-8182) and e-mails at (vkimball@atna.com) and filings via SEDAR (www.sedar.com).

ADDITIONAL INFORMATION

The Company prepares an Annual Report for 2008 that contains the Company’s comparative financial statements for the Company’s most recently completed financial year, the auditors’ report on such statements and Management’s Discussion and Analysis of Financial Results. The Annual Report is filed with certain securities commissions across Canada. A copy of the Annual Report and this Information Circular, as well as the most recent quarterly financial statements subsequent to the Company’s annual financial statements, may be obtained upon request from the Secretary of the Company, Suite 250 – 14142 Denver West Parkway, Golden, Colorado 80401 or are available under the Company’s profile on SEDAR at www.sedar.com.

APPROVAL

The contents and sending of the Notice of Meeting and this Information Circular have been approved and authorized by the Board of Directors of the Company.

ATNA RESOURCES LTD.
(signed) “David P. Suleski”
By:	David P. Suleski
Corporate Secretary